Exhibit 99.1

Press Release

GasLog Ltd. Reports Financial Results for the Quarter Ended March 31, 2016

Monaco, May 6, 2016, GasLog Ltd. and its subsidiaries (“GasLog” or “Group” or “Company”) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its financial results for the quarter ended March 31, 2016.

Highlights

•	Signed a $575.2 million refinancing for all of GasLog’s 2016 and 2017 debt maturities that was completed in April 2016.

•	Completed the sale and leaseback of the Methane Julia Louise with a subsidiary of Mitsui Co. Ltd. (“Mitsui”), thereby entering the Japanese financing market.

•	Successful delivery of the GasLog Greece on March 29, 2016 and the commencement of its 10-year charter to a subsidiary of BG Group plc. (“BG Group”), now owned by Royal Dutch Shell plc (“Shell”).

•	Initiated a front-end engineering design study with Keppel Offshore and Marine Ltd. (“Keppel”) for the conversion of LNG carriers into floating LNG storage and regasification units (“FSRU”).

•	Quarterly dividend of $0.14 per common share payable on May 26, 2016.

•	EBITDA(1) of $62.2 million (Q1 2015: $62.0 million), loss of $5.4 million (Q1 2015: profit of $13.9 million) and Loss per share of $0.23(2) (Q1 2015: Earnings per share of $0.05), for the quarter ended March 31, 2016.

•	Adjusted EBITDA(1) of $62.2 million (Q1 2015: $63.6 million), Adjusted Profit(1) of $6.1 million (Q1 2015: $20.2 million) and Adjusted Loss per share(1) of $0.09(2) (Q1 2015: Adjusted Earnings per share of $0.13) for the quarter ended March 31, 2016.

(1)	EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings/Loss per share (“EPS”) are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For definition and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

(2)	EPS and Adjusted EPS are negatively affected by the profit attributable to the non-controlling interest of $10.6 million and the dividend on preferred stock of $2.5 million for the quarter ended March 31, 2016 ($9.5 million and $0, respectively, for the quarter ended March 31, 2015).

CEO Statement

Paul Wogan, Chief Executive Officer, stated: “GasLog completed two major financing transactions in recent weeks, meaning we have no debt maturities until 2018 and we are now focusing on extending our 2018 debt maturities.

During the quarter, we took delivery of the GasLog Greece, the first of the eight newbuilding vessels we have on order. This vessel has a ten-year contract with a subsidiary of Shell and is one of seven vessels with multi-year contracts due to be delivered between now and 2019. All eight vessels have committed bank financing. Through these long-term charters with Shell, GasLog has contracted revenue for 74% of the available days through to the end of 2018 giving significant revenue and cash flow visibility.

The short-term LNG shipping market continues to be challenging, with a number of vessels waiting to service projects that have either been delayed or out of action in recent months. The presence of these vessels in the spot market has resulted in low levels of overall fleet utilization and low rates, a situation which we believe will start to improve as additional production from Australia and the US ramps up through the rest of the year. The long-term supply and demand outlook for LNG shipping remains positive, especially given the lack of new orders, which reinforces our view that we will see a future shortfall of vessels required to transport the new volumes.

GasLog’s master limited partnership (“MLP”), GasLog Partners LP (“GasLog Partners” or the “Partnership”), last week reported quarterly results with strong distributable cash flow, coverage well in excess of its target and expressed confidence in paying its distribution for a multi-year period. At GasLog, we have 12 vessels with multi-year charters all of which are future drop-down candidates. This significant and differentiated pipeline of assets not only provides GasLog Partners with a number of years of future distribution growth but also, if required, allows GasLog to support GasLog Partners’ existing cash flows. GasLog Partners is a cost-efficient source of equity for GasLog providing liquidity to grow and enhances the valuation through the general partner/limited partner (“GP/LP”) distributions and incentive distribution rights (“IDRs”).

Dividend Declaration

On March 11, 2016, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2.52 million in the aggregate, payable on April 1, 2016 to holders of record as of March 31, 2016. GasLog paid the declared dividend to the transfer agent on March 30, 2016.

On May 5, 2016, the board of directors declared a quarterly cash dividend of $0.14 per common share payable on May 26, 2016 to shareholders of record as of May 16, 2016.

Debt Refinancing

On February 18, 2016, subsidiaries of GasLog and GasLog Partners entered into credit agreements (the “Credit Agreements”) to refinance debt maturities that were scheduled to become due in 2016 and 2017. The Credit Agreements are comprised of a five-year senior tranche facility of up to $396.50 million and a two-year bullet junior tranche of up to $180.0 million. The vessels covered by the Credit Agreements are the Partnership-owned Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally and the GasLog-owned Methane Lydon Volney and Methane Becki Anne. On April 5, 2016, $575.2 million was drawn under the Credit Agreements and used to partially refinance $644.0 million of outstanding debt.

Sale and Leaseback of the Methane Julia Louise with a subsidiary of Mitsui

On February 24, 2016, GasLog’s subsidiary, GAS-twenty six Ltd., completed the ship sale and leaseback transaction with a subsidiary of Mitsui, for the sale and leaseback of the Methane Julia Louise. Mitsui has the right to on-sell and lease back the vessel. The vessel was sold to Mitsui for a cash consideration of $217.0 million. GasLog has leased back the vessel under a bareboat charter from Mitsui for a period of up to 20 years, having a payment holiday for the first 210 days. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. Following the completion of this transaction, the outstanding debt of GAS-twenty six Ltd. of $230.0 million was prepaid. This leaseback meets the definition of a finance lease under IFRS.

Delivery of the GasLog Greece

On March 29, 2016, GasLog took delivery of the GasLog Greece, an LNG carrier of 174,000 cubic meters capacity with tri-fuel diesel electric propulsion constructed by Samsung Heavy Industries Co. Ltd. (“Samsung”). The vessel is chartered out to Methane Services Limited (“MSL”), a subsidiary of BG Group, now owned by Shell, from its delivery until 2026, with an option for the charterer to extend the terms of the charter at specified rates.

FSRU market

We have recently begun to investigate entering the FSRU market and signed two pre-engineering studies with Keppel for the potential conversion of both a Steam and TFDE vessel from our existing fleet. We also appointed Bruno Larsen as Head of FSRU Development. Mr. Larsen has extensive experience in the LNG and FSRU sectors and will be responsible for leading GasLog’s commercial FSRU activities.

Financial Summary

	For the three months ended
In millions of U.S. dollars except per share data	March 31, 2015	March 31, 2016
Revenues	$97.3	$104.4
Profit/(loss)	$13.9	$(5.3)
Adjusted Profit(1)	$20.2	$6.2
Profit/(loss) attributable to the owners of GasLog	$4.3	$(15.9)
EBITDA(1)	$62.0	$62.3
Adjusted EBITDA(1)	$63.6	$62.2
EPS	$0.05	$(0.23)
Adjusted EPS(1)	$0.13	$(0.09)

(1)	Adjusted Profit, EBITDA, Adjusted EBITDA and Adjusted EPS are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with IFRS. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

There were 1,643 operating days for the quarter ended March 31, 2016, as compared to 1,354 operating days for the quarter ended March 31, 2015. The increase in operating days resulted from the new vessel deliveries and on-the-water vessel acquisitions during the previous periods. Specifically, we acquired the Methane Becki Anne and the Methane Julia Louise on March 31, 2015 and we took delivery of the GasLog Salem on April 30, 2015 and the GasLog Greece on March 29, 2016.

Loss was $5.3 million for the quarter ended March 31, 2016 ($13.9 million profit for the quarter ended March 31, 2015). This decrease in profit is mainly attributable to decreased revenues from certain of our vessels operating in the current weak spot market, increased financial costs derived mainly from higher average outstanding debt and increased amortization of deferred loan fees, increased unrealized losses on interest rate swaps and increased depreciation and operating expenses due to the increased fleet and scheduled repairs and maintenance expenditures.

Adjusted Profit(1) was $6.2 million for the quarter ended March 31, 2016 ($20.2 million for the quarter ended March 31, 2015) adjusted for the effects of the non-cash loss on swaps, the write-off and accelerated amortization of unamortized loan fees and the foreign exchange gains/losses.

Loss attributable to the owners of GasLog was $15.9 million ($4.3 million profit for the quarter ended March 31, 2015). The decrease in profit attributable to the owners of GasLog resulted from the decrease in profit mentioned above and the increase in profit attributable to the non-controlling interest (GasLog Partners’ third party owners) following the dropdown of three vessels to GasLog Partners on July 1, 2015.

EBITDA(1) was $62.3 million for the quarter ended March 31, 2016 ($62.0 million for the quarter ended March 31, 2015).

Adjusted EBITDA(1) was $62.2 million for the quarter ended March 31, 2016 ($63.6 million for the quarter ended March 31, 2015).

2

EPS was a $0.23 loss for the quarter ended March 31, 2016 ($0.05 earnings for the quarter ended March 31, 2015). The decrease in EPS is attributable to the decrease in profit, the dividend on preferred stock (no dividend on preferred stock was declared in the quarter ended March 31, 2015) and the increase in profit attributable to non-controlling unitholders of GasLog Partners following the dropdown of three vessels on July 1, 2015.

Adjusted EPS(1) was a $0.09 loss for the quarter ended March 31, 2016 ($0.13 earnings for the quarter ended March 31, 2015). The decrease in Adjusted EPS is attributable to the decrease in Adjusted Profit, the increase in profit attributable to non-controlling interest and the dividend on preferred stock in the quarter ended March 31, 2016.

Revenues were $104.4 million for the quarter ended March 31, 2016 ($97.3 million for the quarter ended March 31, 2015). The increase was mainly driven by the new acquisitions and deliveries in our fleet, which was partially offset by the adverse impact of the current weak spot market for certain of our vessels.

Vessel operating and supervision costs were $28.5 million for the quarter ended March 31, 2016 ($21.9 million for the quarter ended March 31, 2015).

Voyage expenses and commissions were $5.3 million for the quarter ended March 31, 2016 ($2.7 million for the quarter ended March 31, 2015).

Depreciation of fixed assets was $28.2 million for the quarter ended March 31, 2016 ($22.7 million for the quarter ended March 31, 2015).

The increase in revenues, vessel operating and supervision costs, voyage expenses and commissions and depreciation of fixed assets was mainly attributable to the increase in operating days from our increased fleet discussed above. The vessel operating and supervision costs were further increased due to increased scheduled technical maintenance expenditures, while the voyage expenses and commissions also increased due to the net allocation of pool results in accordance with profit sharing terms specified in the Pool Agreement with Dynagas Ltd. and Golar LNG Ltd.

General and administrative expenses were $8.7 million for the quarter ended March 31, 2016 ($11.2 million for the quarter ended March 31, 2015).

Financial costs were $29.2 million for the quarter ended March 31, 2016 ($18.5 million for the quarter ended March 31, 2015). The increase is mainly attributable to an increase of $4.8 million in interest expense deriving from higher weighted average outstanding debt and realized loss on cash flow hedges, an increase in the amortization of deferred loan fees of $4.1 million resulting mainly from the write off and accelerated amortization of unamortized fees, and a finance lease charge of $1.1 million in 2016. An analysis of financial costs is set forth below.

	For the three months ended
(All amounts expressed in thousands of U.S. dollars)	March 31, 2015	March 31, 2016
Financial costs
Amortization of deferred loan issuance costs and premium	$1,946	$6,027
Interest expense on loans and realized loss on cash flow hedges	13,558	18,313
Interest expense on bond and realized loss on cross-currency swaps	2,794	2,825
Finance lease charge	—	1,067
Other financial costs	230	947
Total	$18,528	$29,179

Loss on swaps was $10.4 million for the quarter ended March 31, 2016 ($7.0 million loss for the quarter ended March 31, 2015). An analysis of loss on swaps is set forth below.

	For the three months ended
(All amounts expressed in thousands of U.S. dollars)	March 31, 2015	March 31, 2016
Loss on swaps
Realized loss on interest rate swaps held for trading	$2,197	$1,928
Unrealized loss on interest rate swaps held for trading	4,509	8,137
Recycled loss of cash flow hedges reclassified to profit or loss in relation to derivatives no longer designated as hedges	284	349
Ineffective portion on cash flow hedges	(11)	—
Total	$6,979	$10,414

Contracted Charter Revenues

GasLog’s contracted charter revenues are estimated to increase from $412.5 million for the fiscal year 2015 to $482.9 million for the fiscal year 2017, based on contracts in effect as of March 31, 2016 (including six of the seven LNG carriers on order for which we have secured time charters), but without including any extension options. As of March 31, 2016, the total future firm contracted revenue stood at $3.6 billion (1), including the eight vessels owned by GasLog Partners and excluding the vessels operating in the spot market.

BG Group was acquired by Shell on February 15, 2016. This acquisition does not impact the contractual obligations under the existing charter party agreements.

(1)	Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled drydocking; (b) all LNG carriers on order are delivered on schedule; and (c) no exercise of any option to extend the terms of charters.
3

Liquidity and Capital Resources

As of March 31, 2016, GasLog had $284.0 million of cash and cash equivalents, of which $32.3 million was held in time deposits and the remaining balance in current accounts. Moreover, as of March 31, 2016, GasLog had $1.5 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments. As of March 31, 2016, GasLog had $23.6 million in restricted cash in relation to cash held in blocked accounts mainly in order to comply with the covenants under two of its credit facilities.

On February 25, 2016, a supplemental deed was signed with the lenders of the GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. loan facility, permitting GasLog to withdraw the $21.0 million maintained in blocked accounts for each of GAS-nine Ltd. and GAS-ten Ltd., provided GasLog has an executed guarantee or letter of credit with a minimum duration of six months. In connection with this, on February 26, 2016, GasLog entered into two bank guarantees, issued by BNP Paribas S.A. for GAS-nine Ltd. and GAS-ten Ltd. of $21.0 million each. The bank guarantees bear interest at a margin and are available for a period of up to two years.

As of March 31, 2016, GasLog had an aggregate of $2.2 billion of indebtedness outstanding under twelve credit facilities, of which $785.5 million was repayable within one year, including $42.2 million under its revolving credit facility. As of March 31, 2016, GasLog had $120.1 million outstanding under the NOK bond agreement that is payable in June 2018 and had a $218.1 million finance lease liability related to the sale and leaseback of the Methane Julia Louise.

As of March 31, 2016, there was undrawn availability of $1.15 billion under the debt financing agreement entered into on October 16, 2015 with 14 international banks to partially finance the delivery of our seven remaining newbuildings expected to be delivered in 2016, 2018 and 2019. Also, there was an undrawn amount of $7.8 million from the revolving facility of GAS-two Ltd. which was available to be drawn under certain conditions.

As of March 31, 2016, GasLog’s current assets totalled $327.6 million while current liabilities totalled $870.4 million, resulting in a negative working capital position of $542.8 million. As discussed above, on April 5, 2016, $575.2 million was drawn under the Credit Agreements and used to partially refinance $644.0 million of outstanding debt. Following the completion of the refinancing, as of April 5, 2016, current indebtedness outstanding under nine credit facilities totalled $168.0 million.

As of March 31, 2016, GasLog’s commitments for capital expenditures are related to the seven LNG carriers on order, which have a gross aggregate contract price of approximately $1.43 billion. As of March 31, 2016, the total remaining balance of the contract prices of the seven newbuildings was $1.28 billion that GasLog expects to be funded with the $1.15 billion undrawn amount under the financing agreement entered into on October 16, 2015, as well as cash balances and cash from operations.

GasLog has hedged 40.8% of its expected floating interest rate exposure on its outstanding debt (including the finance lease liability) at a weighted average interest rate of approximately 4.6% (including margin) as of March 31, 2016.

Future Deliveries

GasLog has five newbuildings on order at Samsung and two newbuildings on order at Hyundai Heavy Industries Co., Ltd. Our vessels presently under construction are on schedule and within budget. The expected delivery dates are as follows:

Hulls	Delivery date
Hull No. 2073	Q2 2016
Hull No. 2102	Q3 2016
Hull No. 2103	Q4 2016
Hull No. 2130	Q1 2018
Hull No. 2800	Q1 2018
Hull No. 2801	Q1 2018
Hull No. 2131	Q1 2019

Our subsidiaries that own the vessels expected to be delivered in 2016 have signed seven to ten year time charters with MSL, a subsidiary of BG Group, now owned by Shell, at attractive rates. Our subsidiaries that own two of the vessels expected to be delivered in 2018 and one vessel expected to be delivered in 2019 have entered into 9.5 year time charters with MSL at similar rates. GasLog currently has one newbuilding on order that is not currently fixed on a long-term contract.

LNG Market Update and Outlook

Following the start-up of projects such as Queensland Curtis, Gladstone and Australia Pacific in 2015, we have seen continued momentum in new LNG liquefaction capacity in early 2016. In February 2016, Cheniere’s 22.5 million tons per annum (“mtpa”) Sabine Pass facility, the first of many new U.S. LNG liquefaction projects, began exporting LNG. A GasLog-owned vessel, the GasLog Salem, was the third vessel to ship LNG from the project, delivering cargo to Brazil.

In March, Chevron’s Gorgon project (15 mtpa) shipped its maiden LNG cargo. The plant has experienced some technical issues and currently plans to restart production by early June. Australia Pacific Train 2 (4.5 mtpa) and Angola LNG (5.2 mtpa) are also due to start this year, with Chevron’s Wheatstone project (8.9 mtpa) and Shell’s Prelude (3.6 mtpa) due to deliver first cargos in 2017. Chevron’s Angola LNG project is also expected to re-start in the near future after almost two years of downtime for maintenance. In 2016, we expect LNG producing trains with a total annualized capacity of approximately 40 mtpa of new production to come online as the projects described above ramp up to their nameplate capacity.

With such projects coming onstream, we are seeing encouraging levels of tendering activity for vessels to transport these increased LNG volumes, with charterers considering on-the-water and newbuilding vessels for medium and long-term employment.

4

Our long-term supply and demand outlook for LNG shipping remains positive. We continue to see a future shortfall of vessels required for the new projects coming online.

Conference Call

GasLog will host a conference call to discuss its results for the first quarter of 2016 at 8:30 a.m. ET (1:30 p.m. London Time) on Friday, May 6, 2016. Paul Wogan, Chief Executive Officer and Simon Crowe, Chief Financial Officer, will review the Company’s operational and financial performance for the period. Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+ 1 855 537 5839 (USA)

+ 44(0) 20 3107 0289 (United Kingdom)

+ 33(0) 1 70 80 71 53 (France)

+ 852 3011 4522 (Hong Kong)

Passcode for the call is: 86788817

A live webcast of the conference call will also be available on the investor relations page of the Company’s website at
http://www.gaslogltd.com/investor-relations.

For those unable to participate in the conference call, a replay will also be available from 2:00 p.m. EDT (7:00 p.m. London Time) on Friday, May 6, 2016, until 11:59 p.m. EDT (5:59 a.m. London Time) on Friday, May 13, 2016.

The replay dial-in numbers are as follows:

+1 855 859 2056 (USA)

+44(0) 20 3107 0235 (United Kingdom)

+33(0) 1 70 80 71 79 (France)

+852 3011 4522 (Hong Kong)

Replay passcode: 86788817

Forward Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to the following:

•	general LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping and technological advancements;
•	continued low prices for crude oil and petroleum products;
•	our ability to enter into time charters with new and existing customers;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters;
•	our future operating performance, financial condition, liquidity and cash available for dividends and distributions;
•	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;
•	future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;
•	the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
•	number of off-hire days, drydocking requirements and insurance costs;
•	fluctuations in currencies and interest rates;
•	our ability to maintain long-term relationships with major energy companies;
•	our ability to maximize the use of our ships, including the re-employment or disposal of ships not under time charter commitments;
•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, requirements imposed by classification societies and standards imposed by our charterers applicable to our business;
•	risks inherent in ship operation, including the discharge of pollutants;
•	availability of skilled labor, ship crews and management;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
5

•	potential liability from future litigation;
•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and
•	other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on March 14, 2016 and available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of dividends are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as our board of directors may deem relevant.

Contacts:

Simon Crowe

Chief Financial Officer

Phone: +44-203-388-3108

Jamie Buckland

Head of Investor Relations

Phone: +44-203-388-3116

Email: ir@gaslogltd.com

6

EXHIBIT I - Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2015 and March 31, 2016

(Amounts expressed in thousands of U.S. Dollars)

	December 31, 2015	March 31, 2016
Assets
Non-current assets
Goodwill	9,511	9,511
Investment in associate and joint venture	6,274	6,358
Deferred financing costs	17,998	28,937
Other non-current assets	28,957	28,572
Derivative financial instruments	61	—
Tangible fixed assets	3,400,270	3,357,228
Vessels under construction	178,405	156,619
Vessel held under finance lease	—	227,768
Total non-current assets	3,641,476	3,814,993
Current assets
Trade and other receivables	16,079	9,129
Dividends receivable and due from related parties	1,345	677
Inventories	6,496	4,210
Prepayments and other current assets	2,519	4,408
Short-term investments	6,000	1,500
Restricted cash	62,718	23,623
Cash and cash equivalents	302,988	284,028
Total current assets	398,145	327,575
Total assets	4,039,621	4,142,568
Equity and liabilities
Equity
Preferred stock	46	46
Share capital	810	810
Contributed surplus	1,020,292	1,008,353
Reserves	(8,829)	(12,183)
Treasury shares	(12,491)	(12,491)
Retained earnings/(accumulated deficit)	1,846	(15,898)
Equity attributable to owners of the Group	1,001,674	968,637
Non-controlling interest	506,246	506,493
Total equity	1,507,920	1,475,130
Current liabilities
Trade accounts payable	12,391	8,919
Ship management creditors	3,524	883
Amounts due to related parties	163	147
Derivative financial instruments	14,243	14,875
Other payables and accruals	67,084	67,655
Borrowings, current portion	636,987	777,885
Total current liabilities	734,392	870,364
Non-current liabilities
Derivative financial instruments	58,531	64,042
Borrowings, non-current portion	1,737,500	1,513,540
Finance lease liability, non-current portion	—	218,067
Other non-current liabilities	1,278	1,425
Total non-current liabilities	1,797,309	1,797,074
Total equity and liabilities	4,039,621	4,142,568
7

Unaudited condensed consolidated statements of profit or loss

For the three months ended March 31, 2015 and 2016

(Amounts expressed in thousands of U.S. Dollars, except per share data)

	For the three months ended
	March 31, 2015	March 31, 2016
Revenues	97,326	104,377
Vessel operating and supervision costs	(21,894)	(28,457)
Voyage expenses and commissions	(2,729)	(5,263)
Depreciation of fixed assets	(22,695)	(28,164)
General and administrative expenses	(11,159)	(8,734)
Profit from operations	38,849	33,759
Financial costs	(18,528)	(29,179)
Financial income	63	202
Loss on swaps	(6,979)	(10,414)
Share of profit of associate	447	334
Total other expenses, net	(24,997)	(39,057)
Profit/(loss) for the period	13,852	(5,298)
Attributable to:
Owners of the Group	4,342	(15,898)
Non-controlling interest	9,510	10,600
	13,852	(5,298)

Earnings/(loss) per share – basic and diluted	0.05	(0.23)
8

Unaudited condensed consolidated statements of cash flows

For the three months ended March 31, 2015 and 2016

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2015	March 31, 2016
Cash flows from operating activities:
Profit/(loss) for the period	13,852	(5,298)
Adjustments for:
Depreciation of fixed assets	22,695	28,164
Share of profit of associate	(447)	(334)
Financial income	(63)	(202)
Financial costs	18,528	29,179
Unrealized foreign exchange losses on cash and cash equivalents and short-term investments	1,068	(203)
Unrealized loss on interest rate swaps held for trading including ineffective portion of cash flow hedges	4,498	8,137
Recycled loss of cash flow hedges reclassified to profit or loss	284	349
Share-based compensation	498	763
	60,913	60,555
Movements in working capital	(8,805)	7,687
Cash provided by operations	52,108	68,242
Interest paid	(14,850)	(23,953)
Net cash provided by operating activities	37,258	44,289
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction	(500,537)	(197,797)
Dividends received from associate	1,000	925
Purchase of short-term investments	(18,592)	(1,500)
Maturity of short-term investments	26,603	6,000
Financial income received	53	218
Net cash used in investing activities	(491,473)	(192,154)
Cash flows from financing activities:
Proceeds from bank loans	460,000	162,967
Proceeds from sale and finance leaseback	—	217,000
Bank loan repayments	(21,580)	(253,610)
Payment of loan issuance costs	(4,171)	(12,328)
Payment of equity raising costs	(87)	—
(Increase)/decrease in restricted cash	(1,807)	39,095
Dividends paid	(17,424)	(24,138)
Payments for vessel held under finance lease	—	(284)
Net cash provided by financing activities	414,931	128,702
Effects of exchange rate changes on cash and cash equivalents	(1,077)	203
Decrease in cash and cash equivalents	(40,361)	(18,960)
Cash and cash equivalents, beginning of the period	211,974	302,988
Cash and cash equivalents, end of the period	171,613	284,028
9

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS

EBITDA is defined as earnings before depreciation, amortization, interest income and expense, gain/loss on swaps and taxes. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses. Adjusted Profit represents earnings before write-off and accelerated amortization of unamortized loan fees, foreign exchange gains/losses and non-cash gain/loss on swaps that includes (if any) (a) unrealized gain/loss on swaps held for trading, (b) recycled loss of cash flow hedges reclassified to profit or loss in relation to derivatives no longer designated as hedges and (c) ineffective portion of cash flow hedges. Adjusted EPS represents earnings attributable to owners of the Group before non-cash gain/loss on swaps as defined above, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan fees, divided by the weighted average number of shares outstanding. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, interest, gain/loss on swaps, taxes, depreciation and amortization, in the case of Adjusted EBITDA, foreign exchange gains/losses and in the case of Adjusted Profit and Adjusted EPS, non-cash gain/loss on swaps, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan fees, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to profit, profit from operations, earnings per share or any other measure of financial performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for our working capital needs and (iii) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

In evaluating Adjusted EBITDA, Adjusted Profit and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Profit and Adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Reconciliation of EBITDA and Adjusted EBITDA to Profit/(Loss):

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2015	March 31, 2016
Profit/(loss) for the period	13,852	(5,298)
Depreciation of fixed assets	22,695	28,164
Financial costs	18,528	29,179
Financial income	(63)	(202)
Loss on swaps	6,979	10,414
EBITDA	61,991	62,257
Foreign exchange losses/(gains), net	1,588	(44)
Adjusted EBITDA	63,579	62,213

Reconciliation of Adjusted Profit to Profit/(Loss):

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2015	March 31, 2016
Profit/(loss) for the period	13,852	(5,298)
Non-cash loss on swaps	4,782	8,486
Write-off and accelerated amortization of unamortized loan fees	—	3,046
Foreign exchange losses/(gains), net	1,588	(44)
Adjusted Profit	20,222	6,190
10

Reconciliation of Adjusted Earnings/(Losses) Per Share to Earnings/(Losses) Per Share:

(Amounts expressed in thousands of U.S. Dollars, except shares and per share data)

	For the three months ended
	March 31, 2015	March 31, 2016
Profit/(loss) for the period attributable to owners of the Group	4,342	(15,898)
Less:
Dividend on preferred stock	—	(2,515)
Profit/(loss) for the period available to owners of the Group used in EPS calculation	4,342	(18,413)
Weighted average number of shares outstanding, basic	80,495,749	80,496,499
Earnings/(losses) per share	0.05	(0.23)
Profit/(loss) for the period available to owners of the Group used in EPS calculation	4,342	(18,413)
Plus:
Non-cash loss on swaps	4,782	8,486
Write-off and accelerated amortization of unamortized loan fees	—	3,046
Foreign exchange losses/(gains), net	1,588	(44)
Adjusted Profit/(loss) attributable to owners of the Group	10,712	(6,925)
Weighted average number of shares outstanding, basic	80,495,749	80,496,499
Adjusted earnings/(losses) per share	0.13	(0.09)
11